FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            Report of Foreign Issuer

                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                  May 15, 2003
                   For the fiscal year ended December 31, 2002

                            LOCALIZA RENT A CAR S.A.
                                TOTAL FLEET S.A.
                           LOCALIZA FRANCHISING LTDA.
                     PRIME PRESTADORA DE SERVICOS S/C LTDA.
                   LOCALIZA MASTER FRANCHISEE ARGENTINA S.A.
                (Translation of registrant's name into English)

                        Avenida Bernardo Monteiro, 1563
                             Funcionarios 30150-902
                      Belo Horizonte, Minas Gerais, Brazil
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                  Form 20-F __X__          Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                   Yes ____                No __X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                   Yes ____                No __X__

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                   Yes ____                No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

                               TABLE OF CONTENTS


Item
1. Consolidated Balance Sheets - December 31, 2001 and 2002
2. Consolidated  Statements  of Income for the years ended December 31,
   2001 and 2002
3. Summary  Financial  Data  by Business Segment for the years ended
   December 31,  2001  and  2002
4. Selected Historical Financial and Other Data - 4Q2001, 4Q2002, years ended December 31,  2001  and  2002
5. Reclassification of Certain Financial Statement Itens and Other Information
6. Signatures page

                   LOCALIZA RENT A CAR S.A. AND SUBSIDIARIES

           CONSOLIDATED BALANCE SHEETS - DECEMBER 31, 2001 AND 2002

                   ( Stated in thousands of Brazilian Reais )

                                     ASSETS

                                 ( Unaudited )

                                                            December 31,
                                                         -------------------
                                                           2001       2002
                                                         --------    -------
CURRENT ASSETS:

Cash and cash equivalents                                  36,018     71,391

Available for sale marketable securities, at fair value    16,082     11,078

Accounts receivable, net                                   50,480     51,074

Revenue-earning vehicles, net                             229,848    263,404

Deferred income and social contribution taxes               3,093      1,583

Other                                                      11,061      5,924
                                                          -------    -------
                                                          346,582    404,454
                                                          -------    -------
NONCURRENT ASSETS:

Revenue-earning vehicles, net                             102,935     87,034

Escrow deposits                                            17,620     18,975

Deferred income and social contribution taxes               9,263     33,477

Other                                                       2,253      2,805
                                                          -------    -------
                                                          132,071    142,291
                                                          -------    -------
PROPERTY AND EQUIPMENT, NET                                12,534     15,126
                                                           ------     ------

GOODWILL                                                    4,704      4,704
                                                          -------    -------

Total assets                                              495,891    566,575
                                                          =======    =======

                    LOCALIZA RENT A CAR S.A. AND SUBSIDIARIES

            CONSOLIDATED BALANCE SHEETS - DECEMBER 31, 2001 AND 2002

                   ( Stated in thousands of Brazilian Reais )

                      LIABILITIES AND SHAREHOLDERS' EQUITY

                                 ( Unaudited )

                                                           December 31,
                                                        --------------------
                                                          2001        2002
                                                        --------    --------
CURRENT LIABILITIES:

Loans and financing                                       27,195           -

Interest payable on long-term debt                         4,345       6,616

Accounts payable                                          24,318      18,818

Payroll and related charges                                8,685      10,067

Income and social contribution taxes                         214         460

Deferred income and social contribution taxes              2,701       7,954

Taxes, other than on income                                1,396       3,550

Advances from customers                                    3,089       3,878

Other                                                        846         615
                                                          ------      ------
                                                          72,789      51,958
                                                          ------      ------

NONCURRENT LIABILITIES:

Long-term debt                                           197,624     273,142

Reserve for contingencies                                 27,037      35,847

Deferred income and social contribution taxes              5,919       9,331

Other                                                      1,344       1,583
                                                         -------     -------
                                                         231,924     319,903
                                                         -------     -------

MINORITY INTEREST:                                            85          92
                                                         -------     -------

SHAREHOLDERS' EQUITY:

Capital Stock                                            122,923     135,723

Accumulated earnings                                      67,784      59,374

Cumulative other comprehensive income (expense)              386        (475)
                                                         -------     -------
                                                         191,093     194,622
                                                         -------     -------
Total liabilities and shareholders' equity               495,891     566,575
                                                         =======     =======

                   LOCALIZA RENT A CAR S.A. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

                 FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2002

                   ( Stated in thousands of Brazilian Reais )

                                  ( Unaudited )

                                                     Year ended December 31,
                                                    -------------------------
                                                       2001           2002
                                                     --------       --------
NET REVENUES:

Car  rental                                           144,253        162,595

Fleet management                                      120,229        118,782

Franchising                                             5,056          5,111

Used car sales                                        150,907        190,476
                                                      -------        -------
  Total revenues                                      420,445        476,964
                                                      -------        -------

EXPENSES AND COSTS:

Direct operating                                      (77,059)       (88,858)

Cost of used car sales                               (118,655)      (156,270)

Taxes on revenues                                     (17,795)       (19,578)

Selling, general and administrative                   (52,438)       (62,482)

Depreciation of vehicles                              (43,995)       (31,062)

Goodwill amortization                                  (1,499)             -

Other depreciation and amortization                    (2,634)        (3,426)
                                                     --------       --------
  Total operating expenses and costs                 (314,075)      (361,676)
                                                     --------       --------

Operating income                                      106,370        115,288

FINANCIAL EXPENSE, NET                                (50,464)       (82,814)

OTHER NONOPERATING INCOME (EXPENSE), NET                4,475           (125)
                                                       ------         ------

Income before taxes and minority interest              60,381         32,349
                                                       ------         ------

INCOME AND SOCIAL CONTRIBUTION TAXES:

  Current                                             (14,107)       (19,191)
  Deferred                                             (2,386)        13,606
                                                      -------         ------
                                                      (16,493)        (5,585)
                                                      -------         ------

Net income before minority interest                    43,888         26,764

MINORITY INTEREST                                           -           (115)

Cumulative effect of a change in accounting
     principle, net                                      (907)             -
                                                       ------         ------

Net income                                             42,981         26,649
                                                       ======         ======

OTHER COMPREHENSIVE INCOME (EXPENSE)                       11           (861)
                                                       ------         ------
Comprehensive income                                   42,992         25,788
                                                       ======         ======

                    LOCALIZA RENT A CAR S.A. AND SUBSIDIARIES

                   SUMMARY FINANCIAL DATA BY BUSINESS SEGMENT

                 FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2002

                   ( Stated in thousands of Brazilian Reais )


                                  ( Unaudited )


                                            Year ended December 31,
                                           -------------------------
                                              2001            2002
                                             ------          ------
      NET REVENUES:

      Car rental                            144,253         162,595

      Fleet management                      120,229         118,782

      Franchising                             5,056           5,111

      Used car sales                        150,907         190,476
                                            -------         -------
                                            420,445         476,964
                                            -------         -------


      DEPRECIATION AND AMORTIZATION:

      Car  rental                           (17,114)        (15,110)

      Fleet management                      (26,881)        (15,952)

      Other                                  (2,634)         (3,426)
                                             ------          ------
                                            (46,629)        (34,488)
                                             ------          ------


      OPERATING INCOME:

      Car  rental                            48,836          55,628

      Fleet management                       53,907          58,699

      Franchising                             1,324           2,211

      Used car sales                         18,567          15,847

      Corporate expenses                    (12,131)        (13,671)

      Other depreciation and amortization    (4,133)         (3,426)
                                            -------         -------
                                            106,370         115,288
                                            -------         -------


      OPERATING MARGIN:

      Car  rental                              33.9%          34.2%

      Fleet management                         44.8%          49.4%

      Franchising                              26.2%          43.3%

      Used car sales                           12.3%           8.3%

      Total                                    25.3%          24.2%

                    LOCALIZA RENT A CAR S A AND SUBSIDIARIES
                  SELECTED HISTORICAL FINANCIAL AND OTHER DATA
     ( Stated in thousands of Brazilian Reais unless otherwise indicated )
                                 ( Unaudited )
                                                                                  Year ended      Year ended
                                                                                  December 31,    December 31,
                                                         4 Q 2001    4 Q 2002         2001           2002
                                                         --------    --------     ------------   -----------
STATEMENT OF OPERATIONS DATA:
Net revenues:
  Car rental                                               41,738      43,643        144,253       162,595
  Fleet management                                         31,184      29,811        120,229       118,782
                                                          -------     -------        -------       -------
    Total vehicle rental                                   72,922      73,454        264,482       281,377

  Used car sales                                           49,232      46,190        150,907       190,476
  Franchising                                                 749       1,388          5,056         5,111
                                                          -------     -------        -------       -------
Total net revenues                                        122,903     121,032        420,445       476,964
                                                          -------     -------        -------       -------
Direct operating costs and expenses:
  Car rental                                              (13,051)    (13,199)       (45,450)      (54,511)
  Fleet management                                         (8,396)     (8,198)       (28,234)      (31,737)
                                                          -------     -------        -------       -------
    Total vehicle rental                                  (21,447)    (21,397)       (73,684)      (86,248)

  Cost of used car sales                                  (40,787)    (39,881)      (118,655)     (156,270)
  Franchising                                                (191)       (715)        (3,375)       (2,610)
  Taxes on revenues                                        (5,207)     (5,320)       (17,795)      (19,578)
                                                          -------     -------        -------       -------
Total direct operating costs and expenses                 (67,632)    (67,313)      (213,509)     (264,706)
                                                          -------     -------        -------       -------
Gross profit                                               55,271      53,719        206,936       212,258

Selling, general and administrative expenses:
  Adverstising, promotion and selling:
    Car rental                                             (6,782)     (6,821)       (21,109)      (24,012)
    Fleet management                                       (1,670)     (1,798)        (5,886)       (6,964)
    Used car sales                                         (4,718)     (4,810)       (13,126)      (17,721)
    Franchising                                               (80)        (72)          (186)         (114)
                                                           ------      ------         ------        ------
      Total adverstising, promotion and selling           (13,250)    (13,501)       (40,307)      (48,811)
  General and administrative expenses                      (3,772)     (3,069)       (11,177)      (11,265)
  Other                                                      (675)     (2,377)          (954)       (2,406)
                                                           ------      ------         ------        ------
Total selling, general, administrative and other expenses (17,697)    (18,947)       (52,438)      (62,482)
                                                           ------      ------         ------        ------
Depreciation expenses:
  Vehicle depreciation expenses:
    Car rental                                             (6,528)     (3,249)       (17,114)      (15,110)
    Fleet management                                       (9,110)     (3,588)       (26,881)      (15,952)
                                                           ------      ------         ------        ------
     Total vehicle depreciation expenses                  (15,638)     (6,837)       (43,995)      (31,062)
  Goodwill amortization                                      (675)          -         (1,499)            -
  Non-Vehicle depreciation and amortization expenses         (781)       (986)        (2,634)       (3,426)
                                                           ------      ------        -------        ------
Total depreciation and amortization expenses              (17,094)     (7,823)       (48,128)      (34,488)
                                                           ------      ------        -------       -------
Operating income                                           20,480      26,949        106,370       115,288
                                                           ------      ------        -------       -------
Financial Interest:
   Expense                                                 (8,625)     (9,277)       (32,604)      (29,761)
   Income                                                     585       6,553         17,637        18,211
   Reversal of Compulsory loan, net                          (189)          -           (383)            -
   Taxes on financial revenues                               (419)       (212)        (2,010)       (1,305)
   Monetary variation and exchange loss                    21,292      29,815        (40,834)      (90,059)
   Monetary variation and exchange gain                   (14,407)       (429)        11,506         5,015
   Realized gain on sale of marketable securities          15,737           -         15,737           911
   Unrealized gain (loss) on derivatives                  (26,235)      1,420        (26,235)       14,174
   Realized gain (loss) on derivatives                      6,722           -          6,722             -
                                                           ------      ------         ------        ------
      Financial interest expense, net                      (5,539)     27,870        (50,464)      (82,814)
                                                           ------      ------         ------        ------
Nonoperating income (expense), net                            (92)        (43)         4,475          (125)
                                                           ------      ------         ------        ------
Income before taxes, minority interest and cumulative
   effect of a change in accounting principle              14,849      54,776         60,381        32,349

Income and social contribution taxes                       (2,122)    (13,244)       (16,493)       (5,585)
Minority interest                                              24         (33)             -          (115)
Cumulative effect of a change in accounting principle           -           -           (907)            -
                                                           ------      ------         ------        ------
Net income                                                 12,751      41,499         42,981        26,649
                                                           ======      ======         ======        ======
Other comprehensive income (expense)                           11       1,242             11          (861)
                                                           ------      ------         ------        ------
Comprehensive income                                       12,762      42,741         42,992        25,788
                                                           ======      ======         ======        ======

                    LOCALIZA RENT A CAR S.A.AND SUBSIDIARIES

                    SELECTED HISTORICAL FINANCIAL AND OTHER DATA

      ( Stated in thousands of Brazilian Reais unless otherwise indicated )

                                 ( Unaudited )

                                                                                    Year ended     Year  ended
                                                                                    December 31,   December 31,
STATEMENT OF OPERATIONS DATA                              4 Q 2001    4 Q 2002         2001           2002
                                                          --------    --------      ------------   ------------
OTHER DATA :

EBITDA                                                     37,574       34,760        154,498         149,776

Vehicle Depreciation Expense                              (15,638)      (6,837)       (43,995)        (31,062)
                                                           ------       ------        -------         -------
Adjusted EBITDA                                            21,936       27,923        110,503         118,714
                                                           ======       ======        =======         =======


                                                                                    Year ended       Year ended
                                                                                    December 31,     December 31,
SELECTED OPERATING DATA:                                 4 Q 2001      4 Q 2002        2001             2002
                                                         --------      --------    -------------     ------------

Fleet at the end of period:
   Car Rental                                              12,279        12,418         12,279           12,418
   Fleet Management                                        12,300        10,427         12,300           10,427
                                                           ------        ------         ------           ------
     Total                                                 24,579        22,845         24,579           22,845
                                                           ------        ------         ------           ------

Average Operating Fleet Age (months)                         11.7          13.6           11.5             13.4

Number of Rental Days:
  Car Rental                                              661,744       585,056      2,157,112        2,243,881
  (-)Rental Days to Total Fleet's replacement service      (5,910)       (5,144)       (23,044)         (30,423)
                                                        ---------      --------      ---------        ---------
     Total                                                655,834       579,912      2,134,068        2,213,458
  Fleet Management                                      1,024,230       896,580      3,903,540        3,728,610

Utilization Rates:
  Car Rental                                               77.91%        67.12%         73.99%           67.39%
  Fleet Management                                         98.92%       101.50%         97.81%           99.50%

Numbers of Cars Purchased:
  Car Rental                                                4,891         5,081         10,094            9,276
  Fleet Management                                          1,265           558          5,270            2,482
                                                            -----         -----         ------           ------
     Total                                                  6,156         5,639         15,364           11,758
                                                            -----         -----         ------           ------

Average Purchase Price                                      14.98         17.71          15.36            17.69

Total Investment in Fleet                                92,215.4      99,887.3      235,942.9        207,976.3


Numbers of Cars Sold:
  Car Rental                                                2,167         2,323          6,706            8,737
  Fleet Management                                          1,303           831          3,724            4,594
                                                            -----         -----         ------           ------
     Total                                                  3,470         3,154         10,430           13,331
                                                            -----         -----          -----           ------

Average Car Price                                           13.60         14.30          13.94            13.86

Depreciation per car...(R$)                               3,016.5       1,417.8        2,306.6          1,590.3

Average Annual Revenue per Owned
 Car in Operation......(R$)
  Car Rental                                             17,937.1      18,274.9       18,059.2         17,822.4
  Fleet Management                                       10,730.6      12,078.2       10,739.2         11,211.7

Average Rental Revenue per Rental
 Car per Day...........(R$)
  Car Rental(deducted Total Fleet's replacement service     63.64         75.26          67.59            73.46
  Fleet Management                                          30.13         33.06          30.50            31.30

             Reclassification of Certain Financial Statement Items


In order to conform with the presentation in the 2001 and in the 2002 financial statements, certain amounts in Localiza's balance sheets and results of operations for 2001 have been reclassified.


1 - Reclassification of the annual amount of R$407 related to maintenance of software and hardware from general and administrative expenses to direct operating costs. This amount was reclassified n the 4Q2001.

2 - Reclassification of December 31, 2001 in the amount of R$26,146 related to to unrealized loss on derivatives - swap from other noncurrent liabilities to long term debt.


                        Restatement of December 31, 2001

As recorded in the filing of December 31, 2001 financial statements in the 20-F form, dated from June 30, 2002, it was determined that the repurchases of Senior Notes made in 1998 and 1999, pursuant to a "permitted investment" clause in the related indenture, should be considered a debt extinguishment for accounting purposes. This determination was made based on guidance set forth in SFAS No. 125, "Accounting for transfers and servicing of financial assets and extinguishment of liabilities", replaced by SFAS No. 140. As a result, the Company's financial statements as of December 31, 2001 have been restated from previously reported amounts in the 6-K form, dated from April 12, 2002, to reflect this change in accounting.
A summary of the significant effects of this restatement is as follows:

                                                           4 Q 2001
                                                   ---------------------------
                                                        As
                                                    previously    As restated
                                                     reported
                                                   -------------  ------------
Financial Interest:
   Expense                                            (7,922)        (8,625)
   Income                                              4,297            585
   Reserval of Compulsory loan, net                     (189)          (189)
   Taxes on financial revenues                          (419)          (419)
   Monetary variation and exchange loss                8,549         21,292
   Monetary variation and exchange gain               (9,183)       (14,407)
   Realized gain on sale of marketable securities          -         15,737
   Unrealized gain (loss) on derivatives                   -        (26,235)
   Realized gain (loss) on derivatives                     -          6,722
                                                     --------       --------
      Financial interest expense, net                 (4,867)        (5,539)
                                                     --------       --------
Income before taxes, minority interest and cumulative
   effect of a change in accounting principle         15,521         14,851

Income and social contribution taxes                    (887)        (2,122)

Cumulative effect of a change in accounting
   principle                                          (1,374)             -

Net income                                            13,284          12,751

Other comprehensive income                             3,230              11

Comprehensive income                                  16,514          12,762


                               Other Information

1 - In order to protect the Company's foreign currency denominated debt obligations, i. e., the Senior Notes, which are sensitive to changes in exchange rates, the Company has entered into swap contracts with the same maturity date as the Senior Notes (September 2005). This resulted in an unrealized gain of R$70,084 for the year ended in December 31, 2002.

The above mentioned swap contracts do not meet the criteria established by SFAS 133 to qualify as a hedge of an exposure to foreign currency or interest rate risk. Therefore, the Company did not record the fair value of the debt and determined an unrealized loss based on the fair value of the swap in the amount of R$ 55,910 for the year ended in December 31, 2002.

As a net result, the Company recorded an unrealized gain on derivatives in the amount of R$14,174 in the income statement for the year ended December
31, 2002.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                LOCALIZA RENT A CAR S.A.


                                By: /S/ Jose Salim Mattar Junior
                                Name:Jose Salim Mattar Junior
                                Title:President



                                By: /s/ Antonio Claudio Brandao Resende
                                Name:Antonio Claudio Brandao Resende
                                Title:Vice President



                                LOCALIZA FRANCHISING LTDA.


                                By: /S/ Jose Salim Mattar Junior
                                Name:Jose Salim Mattar Junior
                                Title:President



                                By: /s/ Antonio Claudio Brandao Resende
                                Name:Antonio Claudio Brandao Resende
                                Title:Vice President



                                TOTAL FLEET S.A.


                                By: /S/  Jose Salim Mattar Junior
                                Name:Jose Salim Mattar Junior
                                Title:President



                                By: /s/ Antonio Claudio Brandao Resende
                                Name:Antonio Claudio Brandao Resende
                                Title:Vice President



                                PRIME PRESTADORA DE SERVICOS S/C LTDA.


                                By: /S/  Jose Salim Mattar Junior
                                Name:Jose Salim Mattar Junior
                                Title:President



                                By: /s/ Antonio Claudio Brandao Resende
                                Name:Antonio Claudio Brandao Resende
                                Title:Vice President



                                LOCALIZA MASTER FRANCHISEE ARGENTINA S.A.


                                By: /S/  Leonardo Federici Guedes
                                Name:Leonardo Federici Guedes
                                Title:President



                                By: /s/ Arisitides Luciano de Azevedo Newton Name:Arisitides Luciano de Azevedo Newton Title:Substitute Officer
Dated: May 15, 2003